UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Wayside Technology Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

946760105
(CUSIP Number)

Simon F. Nynens c/o New Jersey Institute of Technology University Heights Newark, New Jersey 07102 973-642-7068
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	946760105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Simon F. Nynens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (See Item 3 for details)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -
	8	SHARED VOTING POWER
- 0 -
	9	SOLE DISPOSITIVE POWER
- 0 -
	10	SHARED DISPOSITIVE POWER
- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Explanatory Note:

This Amendment No. 4 (this “Amendment”) relates to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2019, as amended by Amendment No. 1 filed with the SEC on November 27, 2019, Amendment No. 2 filed with the SEC on December 12, 2019, and Amendment No. 3 filed with the SEC on December 23, 2019 (as so further amended, the “Schedule 13D”) by Simon F. Nynens, an individual (“Nynens”), with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Wayside Technology Group, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 4 Industrial Way West, Suite 300, Eatontown, New Jersey 07724.

This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

Item 1.           Security and Issuer

Unchanged.

Item 2.           Identity and Background

Unchanged.

Item 3.           Source and Amount of Funds or Other Consideration

Unchanged.

Item 4.           Purpose of Transaction

Item 4 is hereby amended to add the following:

On April 16, 2020 (the “Effective Date”), the Issuer entered into a Settlement Agreement (the “Agreement”) with Nynens, Shepherd Kaplan Krochuk, LLC (“SKK”), North & Webster SSG, LLC (“N&W”), and each of Dennis Crowley, David Shepherd, David Kaplan, Timothy Krochuk and Samuel Kidston (collectively with SKK and N&W, the “SKK Parties”).

Pursuant to the Agreement, the Issuer agreed to voluntarily dismiss its complaint with prejudice against Nynens, SKK, and N&W filed in the Superior Court of New Jersey Monmouth County on or about February 14, 2020. The Issuer also agreed to purchase all of Nynens’ 261,631 Shares owned, of record or beneficially, as of the Effective Date, at a price set by calculating the volume-weighted average price of such shares trading on the NASDAQ Global Market for the ten trading days ending on the close of the trading day immediately preceding the Effective Date, and with each party paying for its own fees and expenses. As of the Effective Date, Nynens and the SKK Parties entered into an agreement (the “Termination of Voting Agreement”) to terminate that certain agreement among Nynens, SKK and N&W, dated November 27, 2019, pursuant to which the parties thereto agreed to form an investment vehicle to acquire up to 100% of the Issuer’s outstanding capital stock. Further, the SKK Parties agreed to terminate the Joint Filing Agreement, dated November 27, 2019, by and between Nynens and the SKK Parties. Additionally, as of the Effective Date, Nynens agreed to withdraw the notice of intent to nominate director candidates for election at the 2020 annual meeting of stockholders of the Issuer, submitted by Nynens on December 20, 2019, and to cease all solicitation of proxies and other activities in connection with such annual meeting.

With respect to each annual or special meeting of the Issuer’s stockholders during the term of the Agreement, Nynens and the SKK Parties also agreed to certain customary standstill provisions prohibiting them from, among other things, (i) making certain announcements regarding the Issuer’s transactions, (ii) soliciting proxies, (iii) acquiring beneficial ownership of any of the outstanding shares of Common Stock, (iv) advising, encouraging or influencing any person with respect to the voting or disposition of any securities of the Issuer, (v) taking actions to change or influence the Issuer’s board of directors, management or the direction of certain Issuer matters, and (vi) exercising certain stockholder rights.

The Agreement will terminate on December 31, 2022. Each of the Issuer, Nynens and the SKK Parties has the right to terminate the Agreement earlier if (i) Nynens or the SKK Parties, in the case of the Issuer, commit or (ii) the Issuer, in the case of Nynens or the SKK Parties, commits a material breach of the Agreement and such breach is not cured within 15 days after notice or, if such breach is not curable within 15 days, the breaching party has not taken any substantive action to cure within such 15-day period.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 17, 2020, and is incorporated herein by reference. The foregoing description of the Termination of Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Termination of Voting Agreement, which is filed as Exhibit 99.2 and incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer

Note: Pursuant to the Agreement, Nynens agreed to sell to the Issuer for cash all of Nynens’ shares of Common Stock owned of record or beneficially, as of the Effective Date. Such purchase and sale is required to be effected as promptly as practicable, but in any event no later than five (5) business days after the Effective Date. This Item 5 reflects Nynens’ holdings after giving effect to the settlement of such purchase and sale (the “Share Transfer”).

Item 5 is hereby amended and restated to read as follows:

(a)	Effective as of the settlement of the Share Transfer, Nynens shall beneficially own 0 shares of Common Stock.
(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	Not applicable.
(d)	No person other than Nynens is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.
(e)	Effective as of the settlement of the Share Transfer, Nynens shall cease to beneficially own more than 5% of the outstanding shares of Common Stock of the Issuer.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On April 16, 2020, the Reporting Persons entered into the Agreement with the Issuer, as defined and described in Item 4, which is incorporated herein by reference. Also, on April 16, 2020, the SKK Parties and Nynens entered into the Termination of Voting Agreement, as defined and described in Item 4, which is incorporated herein by reference.

Item 7.           Material to Be Filed as Exhibits

99.1 Settlement Agreement, dated April 16, 2020, by and among Wayside Technology Group, Inc., Simon F. Nijnens, Shepherd Kaplan Krochuk, LLC, North & Webster SSG, LLC, Dennis Crowley, David Shepherd, David Kaplan, Timothy Krochuk, and Samuel Kidston, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 17, 2020.

99.2 Termination of Voting Agreement, dated April 16, 2020, by and between Shepherd Kaplan Krochuk, LLC, North and Webster SSG, LLC, and Simon Nijnens.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 20, 2020
Dated

/s/ Simon F. Nynens
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).